Repair & Remodel Segment Scott Neidow – R&R Regional Segment Manager David Donofrio – Director, Products & Segments Investor/Analyst USA Tour – 10 & 11 September 2012 Exhibit 99.8

Market/Strategy Review James Hardie R&R Execution Update Summary/Go Forward Questions AGENDA ® • • • •

Repair & Remodel Market Overview

4 Source: NAHB
Total Value in USD
R&R OPPORTUNITY VS. NEW CONSTRUCTION
New
Construction,
28%
Repair &
Remodeling, 72%
2012
New
Construction,
27%
Repair &
Remodeling, 73%
2010
New
Construction,
50%
Repair &
Remodeling, 50%
2006

R&R SEGMENT STRATEGY RECAP
•
Vinyl standard markets
- Switch the preference from vinyl to fiber
cement by directly communicating the benefits and affordability of
James Hardie
®
to the Consumer
•
James Hardie ® standard markets
- Switch the preference to
James Hardie
®
differentiated products by directly communicating the
benefits and affordability of James Hardie
®
to the Consumer
Through a network of aligned contractors
Focused on the top 20 US markets by opportunity
•
•

OBJECTIVES
Getting into the consumer’s living room via education, contractor or both
Growth from vinyl (market share gains in the north)
Growth in category share becoming the preferred fiber cement siding in the R&R Segment
Shift the market to James Hardie full wrap siding with ColorPlus technology, trim & differentiated products
® ®
•
•
•
•

TACTICS
•
Building an organizational competency around the Repair and
Remodel segment
- R&R Segment Managers
- Dedicated R&R sales force (continue to grow rep force)
•
Creating the market standard
- Neighborhood targeting
- Consumer demand creation
•
Developing a network of James Hardie
®
Contractors
- Preferred & ACP (Associate Contractor Partners) across the country
- Contractor programs and education
- Business building tools, sales and marketing support
•
•
•

Repair & Remodel Execution Update

R&R PROGRESS UPDATE • Vinyl standard markets • James Hardie standard markets • Contractor Partnerships • • •

Vinyl Standard Markets

VINYL STANDARD MARKETS
Vinyl Substitution Model
•
Neighborhood approach – Convert neighborhoods to Hardie
standard
•
Concept – Setting the neighborhood standard
•
Hardie value delivered into the home thru aligned network of contractors
•
Tangible value for both homeowner and contractors
•
•
•
•

VINYL STANDARD MARKETS – VALUE YOU CAN SEE Vinyl Siding James Hardie Siding ®

James Hardie

Woodstock
McHenry
Libertyville
North Chicago
Island Lake
Crystal Lake
Mundelein
Lake Forest
Marengo
Vernon Hills
Highwood
Lake in the Hills
Cary
Fox River Grove
Arlington Heights
Huntley
Algonquin
Wheeling
Glencoe
Carpentersville
Inverness
Palatine
Rolling Meadows
Genoa
Elgin
South Barrington
Wilmette
Skokie
Sycamore
South Elgin
Bartlett
Roselle
Park Ridge
Bensenville
De Kalb
St. Charles
Geneva
Carol Stream
Elmhurst
Elmwood Park
Cortland
Wheaton
Villa Park
Oak Park
Chicago
Batavia
Lombard
Berwyn
Cicero
Warrenville
Downers Grove
Lyons
Shabbona
Hinckley
Sugar Grove
North Aurora
Westmont
Summit
Aurora
Burbank
Montgomery
Oak Lawn
Little Rock
Bristol
Oswego
Palos Hills
Plano
Lemont
Blue Island
Sandwich
Yorkville
Romeoville
Dolton
East Chicago
Leland
Somonauk
Plainfield
Harvey
Hammond
Chesterton
Kendall
Lockport
Hazel Crest
Portage
Gary
Northville
Country Club Hills
Lansing
Munster
La Salle
Sheridan
Crest Hill
Shorewood
Joliet
New Lenox
Chicago Heights
Lynwood
Hobart
South Haven
Lake Michigan
ILLINOIS
INDIANA
60152
60142
60180
60135
60140
60146
60178
60151
60119
60511
60548
60545
60541

Copyright © and (P) 1988–2009 Microsoft Corporation and/or its suppliers. All rights reserved.

DRIVING THE STANDARD Well Established Battleground Vinyl Hardie Vinyl Neighborhood

James Hardie

FY11
Q1
FY11
Q2
FY11
Q3
FY11
Q4
FY12
Q1
FY12
Q2
FY12
Q3
FY12
Q4
FY13
Q1
Total Program Members
Job Pack Orders
Exterior Volume
C+ Volume

14 Districts Included: Target Vinyl Markets VINYL MARKETS & CONTRACTOR PARTNERS

James Hardie

	↑	↑
	↑	↑
	↑	↑
	↑	↑
	↑	↑
	↑	↑
	↑	↑
	↑	↑

CONTRACTOR ATTACHMENT IN KEY MARKETS
District Technology
Attachment
HardieTrim
Attachment
Target Market 1
Target Market 2
Target Market 3
Target Market 4
Target Market 5
Target Market 6
Target Market 7
Target Market 8
ColorPlus
®

James Hardie Standard Markets

HARDIE STANDARD MARKETS
•
Contractor Approach – acquire and grow contractor base
•
Concept – deliver on our brand promise to the consumer
•
Hardie value delivered into the home thru aligned network of contractors
•
Building a better business model for the contractor
Contractor conversion model

HARDIE STANDARD MARKETS

James Hardie

ColorPlus® Technology

Field-Applied

HARDIE STANDARD MARKETS

CONTRACTOR ATTACHMENT IN KEY MARKETS Region/Member Technology Attachment HardieTrim Attachment Target Market 1 Target Market 2 Target Market 3 Target Market 4 ColorPlus ®

HARDIE STANDARD MARKETS – SUMMARY
•
James Hardie  Siding is already the durable solution
•
•
Not as far down the road in Hardie standard markets, we have spent our time primarily focused on converting vinyl markets
Fragmented base of Repair & Remodel contractors
•
®
Long term performance vs. short term aesthetics

Contractor Partnerships

JAMES HARDIE CONTRACTOR PROGRAMS
Our Objective is to develop a productive and mutually beneficial partnership, with Replacement Contractors & Remodelers looking to create a competitive advantage in the marketplace selling James
Hardie   Products.
Provide access to the following:
•
•
•
•
•
®
Job-site safety and installation best practice training
Product knowledge & communication
Selling tools and resources
Marketing and lead generation tools
Tracking mechanisms to measure success

James Hardie

salesforce.com

JamesHardie
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692
131
GUILDQUALITY
Leads YTD: 2

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• One-Stop Shop for:
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James Hardie

Surveys take 2-3 minutes to complete
Last 30 Responses
This Scorecard represents the percentage of your customers' answers that were Agree or better to all 0 to 4 questions. Click the bar to view the full survey response.
Avg: 91.5%
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GUILD QUALITY MEMBERSHIP Professional customer satisfaction surveying and reporting. Surveys of all James Hardie Jobs Paid For by James Hardie!! (for Preferred Remodelers)

James Hardie

Want to Makeover
Your Home in 7 Days?

A dream home is a home wort
protecting with James Hardie.
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This home is being
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GENERATE QUALITY LEADS
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Door Hangers Yard Signs
The Marketing Zone Website allows you to:
• Select from a number of options for co-branded door hangers, yard signs, and postcards
• Upload or create a new mailing list; filter the list to meet your needs
• Order, mail, and pay right online, using your credit card

James Hardie

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Enterprises, Inc
Serving Western Chicagoland | (630) 355-6557
As Heard on 95.9 The River
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James Hardie Fiber Cement
JamesHardie
America's #1 Brand of Siding
We proudly install James Hardie® Siding Products
The HardieZone™ System. Engineered for Climate™

James Hardie iFrame Microsite

JAMES HARDIE IFRAME
• 20+ Pages of James
Hardie website content
• Embedded into your
website so your
customer never leaves
your site
• Can be added to your
website in 30 minutes
• Always up-to-date
• No cost to you!
For more information, contact iframe@jameshardie.com

James Hardie

YAHOO!
Google
Search Engine Marketing

913-674-5678
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WHAT YOU SHOULD KNOW
BEFORE YOU RE-SIDE YOUR HOME
Are You Thinking About Re-Siding Your Home?
Download Brochure
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Diamond Contracting, Inc
913-674-5678
Contact Us
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Map
Kansas City
$500 off
your James Hardie Re-Side

JAMES HARDIE MICROSITE & PAID SEARCH
• Customized 15-Page Microsite
• Fully optimized (SEO) for local organic search
• Leads collected from a contractor’s page go into their account on
SF.com
(www.remodeler.jameshardie.com/”JoesContracting”)

JAMES HARDIE PARTNER UNIVERSITY
Continuing Education Learning Modules
Short Online Training Courses Include:
• Lead Generation 101 & 201
• How to Sell James Hardie
®
Siding – A 10 Step Selling Process
• Objection resolution techniques in the home
• James Hardie
®
Siding Installation Best Practices
- General Installation Requirements
- Critical to Quality Requirements
- Cutting 101
- Plank Install 101
- Trim Install 101

TOTAL PROGRAM MEMBERS (PRP & ACP) Q4FY11 (Pre-ACP) Q1FY12 Q2FY12 Q3FY12 Q4FY12 Q1FY13 Total Program Members

James Hardie

2012 James Hardie Contractor Summit
Guild Quality Service Excellence Award

JAMES HARDIE CONTRACTOR SUMMIT (FY12)
• 3 Days (January FY12)
• 130 Companies
• 6 Professional Speakers
– Business Planning
– Lead Generation
– Differentiating Your Business
– In-Home Selling
• Non-Compete “Advisory Groups”
– 4 Breakout Sessions
“This was an amazing event. It will definitely affect the way we do business going forward!”
– Legacy Exteriors
99.8%
99.8%
Rated their experience at
the Summit “Excellent!”

Summary and Go Forward

• Vinyl market strategy is working; neighborhood approach and contractor acquisition is being executed and we continue to add field resources in key markets
• Organizational shift away from top 20 focus only, adding new markets, additional field resources
• Continued focus on contractor acquisition and contractor
development, FY13 ACP Summit for 250 contractors, Feb FY13
JH R&R SEGMENT SUMMARY AND GO FORWARD

34
• Further development of James Hardie contractor programs, lead generation, contractor websites, consumer financing programs, hyper local marketing
• Hardie standard markets slower to convert than anticipated.
Increased focus and field resources
• Continue to refine and test our approach in James Hardie
®
standard
markets, prove long term value and better performance of a home featuring ColorPlus
®
technology over a site-painted home
JH R&R SEGMENT SUMMARY AND GO FORWARD

Questions